EXHIBIT 99.1
DESCRIPTION OF OUR OPERATING RESORTS
          The following information describes each of our operating resorts, including their key amenities, features and awards.
     CityCenter
          We are a 50% partner in CityCenter with Infinity World Development Corporation, a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. We manage the operations of CityCenter for a fee.
          CityCenter features Aria, a 4,000-room casino resort designed by world-famous architect Cesar Pelli. Aria hosts a collection of restaurants featuring several of the world’s most critically acclaimed chefs, including Jean-Georges Vongerichten’s Jean George Steakhouse, Sirio Maccioni’s Sirio, Michael Mina’s American Fish, Michelin 3-star chef Masayoshi Takayama’s BARMASA and Shaboo, and James Beard Foundation award winner Shawn McClain’s Sage. Aria also features Viva Elvis, a new production by Cirque du Soleil and several nightlife options including the nightclub Haze and Gold Lounge, a Graceland-inspired lounge. Additional amenities include 300,000 square feet of technologically advanced convention facilities, three primary pools with 50 cabanas and one European-style pool, and an 80,000 square feet two-level spa and salon. Aria is the world’s largest LEED Gold Certified building.
          CityCenter also features a non-gaming boutique hotel, the Mandarin Oriental Las Vegas. The exclusive Mandarin Oriental Las Vegas has almost 400 guestrooms and over 200 private residences. The Mandarin Oriental Las Vegas has six restaurants and bars, including Twist by Pierre Gagnaire and the elegant 23rd floor Sky Lobby.
          Crystals, designed by Studio Daniel Libeskind and David Rockwell, is home to over 500,000 square feet of elite couture retail, dining, and entertainment venues with 425,000 square feet of leasable space. Retailers include Louis Vuitton, Tiffany & Co., and Gucci. Dining options include two Wolfgang Puck restaurants, Mastro’s Ocean Club, Eva Longoria Parker’s BESO VEGAS, and an English pub concept by Todd English. Crystals has achieved LEED Gold Certification.
          CityCenter boasts several unique residential buildings. Vdara, a LEED Gold Certified luxury condominium-hotel, features 1,495 rooms and Silk Road, a modern innovative restaurant by Martin Heierling along with a spa, salon, pool and lounge. Veer, opening in 2010, features approximately 670 residences in breathtaking twin 37-story towers.
          CityCenter is connected to the Bellagio and Monte Carlo with a state-of-the-art people mover system.
     Bellagio
          Bellagio is widely recognized as one of the premier destination resorts in the world. Located at the heart of the Las Vegas Strip, Bellagio has earned the prestigious Five Diamond award from the American Automobile Association (“AAA”) for the last eight years. The resort is richly decorated, including a conservatory filled with unique botanical displays that change with the seasons. At the front of Bellagio is an eight-acre lake featuring over 1,000 fountains that come alive at regular intervals in a choreographed ballet of water, music and lights. Bellagio offers 200,000 square feet of convention space for the discerning group planner. For both business and leisure customers, Bellagio’s restaurants offer the finest choices, including Five Diamond award winners Picasso and Le Cirque. Leisure travelers can also enjoy Bellagio’s expansive pool, world-class spa and Gallery of Fine Arts. Via Bellagio features luxury retail shops and restaurants.
          Bellagio features O, the timeless Cirque du Soleil production where world-class acrobats, synchronized swimmers, divers and characters perform in, on, and above water. Other entertainment options include the nightclub The Bank, and several unique bars and lounges. Bellagio is connected via a covered walkway with Vdara and by people mover to Crystals.

     MGM Grand Las Vegas
          MGM Grand Las Vegas, located on the corner of the Las Vegas Strip and Tropicana Avenue, is one of the largest casino resorts in the world, and is a recipient of the AAA’s Four Diamond award. In addition to the standard room offerings, the resort also offers several unique room offerings, including: West Wing, an area offering boutique-style rooms; Skylofts, ultra-suites on the 29th floor featuring the ultimate in personal service and an AAA Five Diamond award winner; and the exclusive Mansion for premium gaming customers. MGM Grand Las Vegas features an extensive array of restaurants, including two restaurants by renowned chef Joël Robuchon — whose self-titled restaurant is an AAA Five Diamond award recipient and a recipient of a Michelin three-star rating — Craftsteak by Tom Colicchio, and NOBHILL and SeaBlue by Michael Mina. Other amenities include the Studio 54 nightclub, Tabu ultra lounge, numerous retail shopping outlets, a 380,000 square foot state-of-the-art conference center, 90,000 square foot trade show pavilion, and an extensive pool and spa complex.
          MGM Grand Las Vegas features the spectacular show KÀ, by Cirque du Soleil, performed in a custom-designed theatre seating almost 2,000 guests. The MGM Grand Garden is a special events center with a seating capacity of over 16,000 that provides a venue for premier concerts, as well as championship boxing and other special events.
          The Signature at MGM Grand is a condominium-hotel development featuring three 576-unit towers, which we manage as a hotel for owners electing to rent their units.
     Mandalay Bay
          Mandalay Bay is the first major resort on the Las Vegas Strip to greet visitors arriving by automobile from Southern California. This AAA Four Diamond, South Seas-themed resort features numerous restaurants, such as Charlie Palmer’s Aureole, Wolfgang Puck’s Trattoria Del Lupo, Hubert Keller’s Fleur de Lys, and Michael Mina’s Stripsteak. Mandalay Bay offers multiple entertainment venues that include a 12,000-seat special events arena, the House of Blues, and its most recent addition- the 1,734-seat showroom hosting the Tony® Award winning Disney’s The Lion King. Additional nightlife amenities include: the rumjungle nightclub; Minus 5, an ice lounge; and eyecandy, a sound lounge and bar located at the center of the casino floor. Mandalay Bay also features the Shark Reef, exhibiting sharks, other fascinating sea creatures and kimono dragons. Mandalay Bay features an expansive pool and beach area, which includes a 6,000 square foot casino, a large wave pool, and Moorea, a European-style “ultra” beach. The resort also features a 30,000 square-foot spa.
          Included within Mandalay Bay is a Four Seasons Hotel with its own lobby, restaurants and pool and spa, providing visitors with ten years of AAA Five-Diamond-rated hospitality experience. THEhotel is an all-suite hotel tower within the Mandalay Bay complex. THEhotel includes its own spa and fitness center, a lounge and two restaurants, including Mix Las Vegas, created by famed chef Alain Ducasse and located on the top floor of THEhotel.
          The Mandalay Bay Conference Center is a convention and meeting complex adjacent to Mandalay Bay. The complex includes more than one million square feet of exhibit space. Including the Conference Center and Mandalay Bay’s other convention areas, Mandalay Bay offers almost two million gross square feet of conference and exhibit space. Connecting Mandalay Bay to Luxor is Mandalay Place, a retail center that includes approximately 90,000 square feet of retail space and restaurants by celebrity chefs Pierro Selvaggio, Hubert Keller and Rick Moonen.
     The Mirage
          The Mirage is a luxurious, tropically-themed resort located on a site at the center of the Las Vegas Strip. The Mirage is recognized by AAA as a Four Diamond resort. The exterior of the resort is landscaped with palm trees, abundant foliage and more than four acres of lagoons and other water features centered around a recently renovated and enhanced volcano that erupts every evening at regular intervals, with flames that spectacularly illuminate the front of the resort. Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100-foot-high glass dome, which is designed to replicate the sights, sounds and fragrances of the South Seas. Located at the rear of the hotel, adjacent to the swimming pool area, is a dolphin habitat featuring Atlantic bottlenose dolphins and The Secret Garden of Siegfried & Roy, an attraction that allows guests to view the beautiful exotic animals of Siegfried & Roy, the world-famous illusionists.
          The Mirage features a wide array of restaurants, including Kokomos, Japonais, Fin, Stack, Cravings, Carnegie Deli, BLT Burger by famed chef Laurent Tourondel, and the recently opened Rhumbar and B.B. King’s Blues Club. Entertainment at The Mirage features Love, by Cirque du Soleil and based on the works of the Beatles, as well as celebrity impressionist and ventriloquist Terry Fator, winner of NBC’s America’s Got Talent competition, who began performances in the Terry Fator theatre in February 2009. Nightlife options at The Mirage include Jet, a 16,000 square-foot nightclub, and the Beatles-themed lounge Revolution. The Mirage also has numerous retail shopping outlets and 170,000 square feet of convention space, including the 90,000-square foot Mirage Events Center.

     Luxor
          Luxor is a pyramid-shaped hotel and casino complex situated between Mandalay Bay and Excalibur. Luxor offers 20,000 square feet of convention space, a 20,000-square-foot spa, and food and entertainment venues on three different levels beneath a soaring hotel atrium. Nightlife and dining at Luxor includes the 26,000 square foot LAX nightclub, CatHouse, a seductive restaurant and lounge by celebrity chef Kerry Simon, T&T (Tacos and Tequila), and Liquidity, an interactive bar located in the center of the pyramid. The Luxor is home to Titanic: The Artifacts Exhibition and Bodies... The Exhibition. Luxor also features the Cirque du Soleil production show Believe featuring Criss Angel, a show by the comedian Carrot Top, and the adult dance revue Fantasy.
     Excalibur
          Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of the Las Vegas Boulevard and Tropicana Avenue. Entertainment options at Excalibur include the long-running Tournament of Kings dinner show, the one-man comedy show Defending the Caveman, Emmy Award-winning Louie Anderson and the Thunder from Down Under male review. Excalibur’s public areas include a Renaissance fair, a medieval village, a lively midway, various artisans’ booths and specialty shops. In addition, Excalibur has several restaurants and bars including Dick’s Last Resort restaurant and bar. The property also features a 13,000-square-foot spa. Excalibur, Luxor and Mandalay Bay are connected by a tram allowing guests to travel easily from resort to resort.
     New York-New York
          New York-New York is located at the corner of the Las Vegas Strip and Tropicana Avenue. Pedestrian bridges link New York-New York with both MGM Grand Las Vegas and Excalibur. The architecture at New York-New York replicates many of New York City’s landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster. New York-New York also features several restaurants and numerous bars and lounges, including nationally recognized Coyote Ugly, ESPNZone and Nine Fine Irishmen, an authentic Irish Pub. New York-New York’s nightclub, RokVegas, features the first ever 360-degree video screen in a Las Vegas nightclub. New York-New York also features Zumanity by Cirque du Soleil.
     Monte Carlo
          Monte Carlo is located on the Las Vegas Strip adjacent to New York-New York. Monte Carlo is an AAA Four Diamond award winner. Monte Carlo has a palatial style reminiscent of the Belle Époque, the French Victorian architecture of the late 19th century. The resort offers a variety of restaurant offerings, including fine dining at Andre’s, The Pub featuring live entertainment, Diablo’s Cantina, and Brand Steakhouse. Monte Carlo is also home to renowned impressionist/comedian Frank Caliendo. Other resort amenities include a health spa, a beauty salon, and a 1,200-seat theatre featuring the world-renowned magician Lance Burton. Monte Carlo is connected to Aria via walkway and to Crystals via people mover through the Monte Carlo’s “Street of Dreams” retail area.
     Circus Circus Las Vegas
          Circus Circus Las Vegas is a circus-themed hotel and casino complex situated on the north end of the Las Vegas Strip. From a “Big Top” above the casino, Circus Circus Las Vegas offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area overlooking the casino has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. Specialty restaurants, a buffet, a coffee shop, snack bars, several cocktail bars and a variety of specialty shops are also available to guests. The Adventuredome, covering approximately five acres, offers theme park entertainment that includes thrills rides for adults and children, themed carnival-style midway games, an arcade, food kiosks and souvenir shops, all in a climate-controlled setting under a giant space-frame dome.
     Circus Circus Reno
          Circus Circus Reno is a circus-themed hotel and casino complex situated in downtown Reno, Nevada. Like its sister property in Las Vegas, Circus Circus Reno offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. The property also has several restaurants, cocktail lounges, and retail shops.

     Silver Legacy
          We are a 50% participant with Eldorado Limited Liability Company in Circus and Eldorado Joint Venture, which owns and operates Silver Legacy, a hotel-casino and entertainment complex situated in downtown Reno, Nevada. Silver Legacy is located between Circus Circus Reno and the Eldorado Hotel & Casino, which is owned and operated by an affiliate of our joint venture partner at Silver Legacy. Silver Legacy is connected at the mezzanine level with Circus Circus Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties. The resort’s exterior is themed to evoke images of historical Reno. Silver Legacy features several restaurants and bars, a special events center, custom retail shops, a health spa and an outdoor pool and sun deck.
     Gold Strike
          Gold Strike is an “Old West”-themed hotel-casino located on the east side of Interstate-15 in Jean, Nevada. Jean is located approximately 25 miles south of Las Vegas and approximately 15 miles north of the California-Nevada state line. The property has, among other amenities, a swimming pool, several restaurants, a banquet center, two gas stations, a gift shop and an arcade. The casino has a stage bar with regularly scheduled live entertainment and a casino bar.
     Railroad Pass
          Railroad Pass is located in Henderson, Nevada, a suburb located southeast of Las Vegas, and is situated along US Highway 93, the direct route between Las Vegas and Phoenix, Arizona. The property includes, among other amenities, full-service restaurants, a buffet, a gift shop, a swimming pool and a banquet facility. In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson and Boulder City.
     MGM Grand Detroit
          MGM Grand Detroit is one of three casinos licensed in Detroit, Michigan and is operated by MGM Grand Detroit, LLC. MGM Grand Detroit, Inc., our wholly-owned subsidiary, holds a controlling interest in MGM Grand Detroit, LLC. A minority interest in MGM Grand Detroit, LLC is held by Partners Detroit, LLC, a Michigan limited liability company composed of a group of Detroit city, community and business leaders. MGM Grand Detroit is the city’s first and only downtown hotel, gaming, and entertainment destination built from the ground up. The resort features two restaurants by Michael Mina, the Wolfgang Puck Grille, exciting nightlife amenities, and a luxurious spa. Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and events space.
     Beau Rivage
          Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi. Following a dramatic $500 million renovation, the resort reopened in August 2006 after being closed for one year due to Hurricane Katrina. Beau Rivage blends world-class amenities with Southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants, nightclubs and bars, a 1,550-seat theatre, an upscale shopping promenade, and a world-class spa and salon. The resort also has 50,000 square feet of convention space. Beau Rivage also features Fallen Oak, a world-class golf course designed by Tom Fazio located approximately 20 miles from Beau Rivage.
     Gold Strike Tunica
          Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County. The property features an 800-seat showroom, the Chicago Steakhouse, a coffee shop, a buffet, a food court, several cocktail lounges, and 12,000 square feet of meeting space. Gold Strike Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties.
     Borgata
          The Borgata Hotel Casino and Spa is located at Renaissance Pointe in Atlantic City, New Jersey. In addition to its guest rooms and suites and extensive gaming floor, Borgata includes several specialty restaurants, retail shops, a European-style health spa, meeting space and unique entertainment venues. We own 50% of the limited liability company that owns Borgata. Boyd Gaming Corporation (“Boyd”) owns the other 50% and also operates the resort.
          Borgata opened a new hotel tower in 2008, the Water Club at Borgata, featuring 800 guestrooms and suites, along with a new spa, parking garage and meeting rooms.

     Grand Victoria
          We are a 50% participant with RBG, L.P. in an entity which owns Grand Victoria, a Victorian-themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. The riverboat offers dockside gaming, which means its operation is conducted at dockside without cruising. The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with a buffet, a fine dining restaurant and lounge, a 24-hour deli, a gourmet burger restaurant, a VIP lounge and a gift shop.
     MGM Grand Macau
          We own 50% of MGM Grand Paradise Limited, an entity which developed and operates MGM Grand Macau, a hotel-casino resort in Macau S.A.R. Pansy Ho Chiu-king owns the other 50% of MGM Grand Paradise Limited. MGM Grand Macau is located on a prime site and features an iconic tower for the Macau skyline. The resort features 16 private gaming salons for preferred customers, and the signature Grande Praca, showing Portuguese-inspired architecture, dramatic landscapes and a glass ceiling rising over 80 feet above the floor of the resort. In addition, MGM Grand Macau offers luxurious amenities, including a variety of diverse restaurants, world-class pool and spa facilities, and over 15,000 square feet of convertible convention space.
     Golf Courses
          We own and operate an exclusive world-class golf course, Shadow Creek, designed by Tom Fazio and located approximately ten miles north of our Las Vegas Strip resorts. Shadow Creek was closed from May to December 2008 for renovations and to build a world-class short-game area. Shadow Creek is consistently highly ranked in Golf Digest’s ranking of America’s 100 Greatest Public Courses. We also own the Primm Valley Golf Club designed by Tom Fazio located four miles south of the Primm Valley Resorts in California, which includes two 18-hole championship courses and is operated by a third party. In Mississippi, we own and operate Fallen Oak, a championship golf course also designed by Tom Fazio, that is located approximately 20 miles from Beau Rivage.

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